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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                October 30, 2001


                             C-MAC INDUSTRIES INC.
                (Translation of Registrant's Name Into English)


                     1010 Sherbrook Street West, Suite 1610
                            Montreal, Quebec, Canada
                                    H3A 2R7
                                 (514) 282-7629
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F           Form 40-F X
                                  ---                 ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                 No X
                            ---                ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)


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                                                C-MAC INDUSTRIES INC.


                               TABLE OF CONTENTS

Item
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  1.  Certificate Of Mailing For Shareholders Of C-MAC Industries Inc.

  2.  Certificate Of Mailing For Optionholders Of C-MAC Industries Inc.




















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Item 1.
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CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL


                             C-MAC INDUSTRIES INC.

The special meeting of the holders of common shares and options of CMAC Industries Inc., will be held at the Marriott Chateau Champlain, 1050 de la Gauthetiere Street West, Montreal, Quebec, on November 28, 2001 at 11:00 a.m. (Montreal time).


                            CERTIFICATE OF MAILING

I the undersigned, Sylvie St-Pierre, by the present certify that :

1. I am an authorized officer of General Trust of Canada, a trust company duly incorporated, having its head office at 1100 University, Montreal.

2. General Trust of Canada is the Transfer Agent and Registrar for the common shares of the Capital Stock of C-MAC INDUSTRIES INC.

3. On October 24, 2001, the following documents were mailed to the address of all registered shareholders of the issuing company of record October 19, 2001, to some intermediaries, to the Directors and the Auditor of the Company and the Director of Industry Canada:

A) Notice of special meeting of securityholders of C-MAC Industries Inc. and management information circular of C-MAC Industries Inc.;

B) Letter of transmittal and election form for registered holders of CMAC Industries Inc. common shares;

C)   Form of proxy for holders of common shares;

D)   Notice of Guaranteed Delivery for Deposit of Common Shares;

E)   Return Envelope pre-paid for the proxy form;

F)   Return Envelope not pre-paid for the certificate of the holders;

G)   Substitute Form W-9 (to all registered American holders only).

Montreal, this twenty-fourth (24th) day of the month of October, two thousand one (2001).


GENERAL TRUST OF CANADA


By: /s/ Sylvie St-Pierre
    --------------------------
       Authorized Officer





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Item 2.
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CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL


                             C-MAC INDUSTRIES INC.

The special meeting of the holders of common shares and options of C-MAC Industries Inc., will be held at the Marriott Chateau Champlain, 1050 de la Gauthetiere Street West, Montreal, Quebec, on November 28, 2001 at 11:00 a.m. (Montreal time).

CERTIFICATE OF MAILING

I the undersigned, Sylvie St-Pierre, by the present certify that:

1. I am an authorized officer of General Trust of Canada, a trust company duly incorporated, having its head office at 1100 University, Montreal.

2. On October 25, 2001, the following documents were mailed to the address of all registered Optionholders of the issuing company of record October 19, 2001:

A) Notice of special meeting of securityholders of C-MAC Industries Inc. and management information circular of C-MAC Industries Inc.;

B) Letter of transmittal and election form applicable to C-MAC Industries Inc. Optionholders;

C)   Form of proxy for holders of options to purchase common shares;

D)   Return Envelope pre-paid for the proxy form;

E)   Return Envelope not pre-paid;

F)   Substitute Form W-9 (to all American Optionholders only).

Montreal, this twenty-fifth (25th) day of the month of October, two thousand one (2001).


GENERAL TRUST OF CANADA


By: /s/ Sylvie St-Pierre
    --------------------------
        Authorized Officer





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 C-MAC INDUSTRIES INC.


Date: October 30, 2001                           By: /s/ Michel Megelas
                                                    ----------------------------
                                                     Name:  Michel Megelas
                                                     Title: Legal Counsel